June 28, 2005

VIA EDGAR


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N. E.
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:   MSX International, Inc.
      Form 10-K for Fiscal Year Ended January 2, 2005 Filed April 1, 2005 Form 10-Q for Fiscal Quarter Ended April 3, 2005
      File No. 333-49821

Dear Ladies and Gentlemen:

            MSX International, Inc., a Delaware corporation (the "Company"), hereby requests a two-day extension to respond to the Commission's letter dated June 15, 2005. The Company intends to respond no later than 5:00 p.m. on July 1, 2005.

Very truly yours,


/s/ Frederick K. Minturn
------------------------
Executive Vice President and Chief Financial
Officer